MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6
(the “Company”)
ITEM 2 Date of Material Change
September 7, 2006
ITEM 3 Press Release
A press release was disseminated on September 7, 2006 through various approved media, and was filed through the SEDAR system on September 7, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (“Great Basin“ or the “Company”) announces that the Department of Minerals and Energy (DME) has recently granted its wholly owned subsidiary, Southgold Exploration (Proprietary) Limited, two prospecting rights for its Burnstone Gold Property, located near Balfour, South Africa. Work has also commenced on construction of the mine access decline at Burnstone.
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 7th day of September 2006
/s/ Jeffrey R. Mason
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com	TSX: GBG AMEX: GBN
GREAT BASIN RECEIVES PROSPECTING RIGHTS AND COMMENCES
UNDERGROUND DEVELOPMENT OF BURNSTONE MINE
September 7, 2006, Vancouver, BC. Great Basin Gold Ltd. (“Great Basin“ or the “Company”) announces that the Department of Minerals and Energy (DME) has recently granted its wholly owned subsidiary, Southgold Exploration (Proprietary) Limited, two prospecting rights for its Burnstone Gold Property, located near Balfour, South Africa. Work has also commenced on construction of the mine access decline at Burnstone.
With the two additions, the Company has now been awarded three prospecting rights. These prospecting rights have been converted from ‘old order prospecting rights’ into prospecting rights in terms of the Mineral and Petroleum Resources Development Act, 2002 (‘the MPRDA’). The prospecting rights have all been granted for periods of 5 years and cover a major portion of the Area 1 mining area at Burnstone, as defined in the May 2006 Feasibility Study for the project. The executive summary of the Study can be viewed on the Company’s website at www.greatbasingold.com and www.sedar.com.
The MPRDA determines that the holder of a new order prospecting right has an exclusive right to apply for and be granted a mining right in respect to the mineral and prospecting area in question. Great Basin plans to apply for the mining right by the end of October 2006.
On July 7, 2006 Great Basin commenced the construction of the access portal in accordance with its old order prospecting rights. Excavation of the underground decline commenced on August 11, 2006, and has advanced some 55 metres. The Company plans to take a bulk sample, as set out in the Burnstone feasibility study, in approximately 17 months time.
“The development of the Burnstone Mine in South Africa marks an exciting milestone in the history of Great Basin. With production forthcoming from both Burnstone and our Hollister Development Block Project in Nevada in the next few years, the Company is on track to establish itself as a mid-tier gold producer” commented President and CEO Ferdi Dippenaar.
The May 2006 Feasibility Study indicated robust returns for the development of an underground mine at Burnstone, with a planned average production rate of 214,000 oz of gold per annum, utilizing flexible, mechanized materials handling and conventional narrow reef mining, and a combination of a decline and a vertical shaft for access. A 4.5-metre wide by 4.8-metre high decline is being developed, first, to enable early access to the ore body for mining. A confirmatory 26,000 tonne bulk sample will be extracted and processed. Secondly, a 7.5-metre diameter vertical shaft will be developed and commissioned. Employees and equipment will use the decline for access and the shaft will be used for hoisting ore and waste rock to surface. It is anticipated that the mine will commence commercial production in 2009.
Great Basin has two advanced stage gold projects in two of the world’s leading gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa. For more information on Great Basin and its projects, please visit the Company’s website or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.